Exhibit 99.1

Clearmind Medicine Announces Positive Permeation Results for Intranasal MEAI Formulation, Supporting Enhanced Nasal Retention Without Compromising Drug Delivery

Vancouver, Canada, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND, FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, such as addictions and weight-loss, today announced positive permeation study results from its ongoing intranasal MEAI development program.

The new findings confirm that the enhanced nasal residence time previously demonstrated with the proprietary intranasal MEAI formulation does not compromise the permeation characteristics of Clearmind’s proprietary MEAI (5-Methoxy-2-aminoindane).

Clearmind’s early-stage studies of its intranasal MEAI formulation have generated highly promising results, supporting the continued development of this innovative treatment approach. The positive data generated to date supports the company’s development strategy and provide compelling support for the continued advancement of the intranasal program. Together, these findings provide additional support for the continued evaluation of MEAI  as a differentiated therapeutic candidate for mental-health disorders, including alcohol use disorder (AUD), as well as for weight management, obesity, and metabolic conditions. The permeation study builds on recently reported ex vivo mucoadhesion results demonstrating that intranasal MEAI remains associated with nasal tissue substantially longer than a conventional MEAI solution. These findings show markedly enhanced retention of MEAI on nasal mucosa reinforcing its potential to achieve extended nasal residence time within the nasal cavity. Together, the data further supports the continued development of Clearmind’s intranasal program and highlights the formulation’s potential as a differentiated intranasal delivery approach for MEAI. To evaluate whether the enhanced retention of intranasal MEAI influences its release and membrane transport, permeation studies were performed using Franz diffusion cells, a widely accepted model for assessing intranasal drug delivery performance. The experiments used a cellulose dialysis membrane and simulated nasal electrolyte solution under physiologically relevant conditions. Equivalent MEAI doses were applied as either the intranasal formulation or a conventional reference solution, enabling a direct head-to-head comparison of permeation behavior over time. The results showed rapid and extensive permeation for both formulations. While intranasal MEAI displayed a slightly more gradual early-phase release profile, overall permeation was highly comparable to the reference solution. By 180 minutes, both formulations achieved near- complete permeation with cumulative permeation reaching 97.35% for intranasal MEAI and 98.34% for the conventional formulation.

This data indicates that incorporating MEAI into the mucoadhesive intranasal delivery system does not materially impair drug transport. When combined with previously reported mucoadhesion results, the findings suggest that Clearmind’s intranasal strategy may successfully extend nasal residence time while maintaining efficient permeation - two essential attributes for effective intranasal drug delivery.

Together, the results demonstrate three key development achievements supporting the advancement of the intranasal MEAI development program:

●	Formulation compatibility: MEAI successfully integrated into the intranasal platform as a stable, fully soluble formulation.

●	Enhanced mucoadhesion and prolonged nasal residence: the intranasal MEAI formulation demonstrated substantially longer nasal retention compared with a MEAI saline solution.

●	Preserved permeation kinetics: extended residence time was achieved without compromising MEAI transport across the tested membrane.

“These results represent an important milestone in our efforts to advance MEAI as a differentiated therapeutic candidate for alcohol use disorder,” said Dr. Adi Zuloff Shani, Chief Executive Officer of Clearmind Medicine. “The significantly enhanced nasal retention demonstrated by intranasal MEAI underscores the  potential advantages of intranasal delivery as a promising administration route for MEAI. We are encouraged by the formulation’s ability to maintain prolonged contact with nasal tissue while demonstrating permeation characteristics comparable to a conventional MEAI formulation, and believe these findings further support the overall development program.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical studies, the company’s development strategy, the continued advancement of the intranasal program and advancing MEAI as a differentiated therapeutic candidate for alcohol use disorder. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.

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